FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	April	2004

Commission File No.	000-23464

Hummingbird Ltd

(Translation of registrant’s name into English)

1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

DOCUMENT INDEX

Document		Page No.

1.	News Release dated April 20, 2004 (“HUMMINGBIRD REPORTS STRONG SECOND QUARTER REVENUE AND EARNINGS”)	4
2.	New Release dated April 20, 2004 (“HUMMINGBIRD ANNOUNCES THE APPOINTMENT OF TWO ADDITIONAL INDEPENDENT BOARD MEMBERS TO ITS BOARD OF DIRECTORS”)	10

Document 1

FOR IMMEDIATE RELEASE
HUMMINGBIRD REPORTS STRONG SECOND QUARTER REVENUE AND EARNINGS Total Sales up by 16%; Hummingbird Enterprise Sales up 26%; Adjusted EPS $0.34

Toronto – April 20, 2004– Hummingbird Ltd. (TSX: “HUM” and NASDAQ: “HUMC”), a world-leading enterprise software solutions company, today reported its unaudited consolidated results for the second quarter ended March 31, 2004. The financial figures in this release are reported in U.S. dollars in accordance with U.S. generally accepted accounting principles, except where noted.

SUMMARY OF FINANCIAL RESULTS (millions of U.S. dollars except share data)	U.S. GAAP
	Three Months Ended		Six Months Ended
	March 31		March 31
	2004	2003	2004	2003
Sales	54.7	47.0	104.7	91.1
Net Income	2.1	1.8	0.8	3.8
Diluted Earnings Per Share	0.12	0.10	0.04	0.21
Diluted Number of Shares (millions)	17.8	18.0	17.8	18.2
Adjusted Net Income (Note)	6.0	5.9	11.3	11.0
Adjusted Diluted Earnings Per Share	0.34	0.33	0.64	0.61
Adjusted Diluted Number of Shares (millions)	17.8	18.0	17.8	18.2

Note:	Adjusted Net Income comprises Net Income excluding amortization of intangibles, in-process research and development expense, and deferred income tax rate adjustments all net of related taxes.

Sales for the quarter ended March 31, 2004 were $54.7 million representing a 16.3% increase from the quarter ended March 31, 2003, and sequential increase of 9.3% over the first quarter ended December 31, 2003. Hummingbird Enterprise revenues for the quarter were $36.9 million, a 25.9% increase from the same quarter last year.

Adjusted net income in the current quarter was $6.0 million, compared to $5.9 million in the second quarter of last year. Adjusted diluted earnings per share (based on adjusted net income) for this quarter was $0.34 compared to $0.33 for the corresponding period last year.

Adjusted net income is presented because management considers it to be a better metric to evaluate and compare the Company’s quarterly performance of its core business since it excludes certain non-cash and non-recurring expenses. In addition, it is the primary method which management uses to plan and forecast the Company’s results. Adjusted net income is not a recognized measure under Canadian or U.S. GAAP and the Company’s method of calculating adjusted net income may differ from and accordingly may not be comparable to similarly titled measures used by other companies. Adjusted net income should not be considered in isolation and its presentation should not be construed as an alternative to net income (loss), determined in accordance with Canadian or U.S. GAAP, as an indicator of the Company’s performance.

Expenses for the current quarter, excluding amortization of intangibles and in-process research and development expenses, increased to $39.1 million compared to $34.0 million for the second quarter of the previous fiscal year. This increase is primarily due to the inclusion of operating expenses of acquired companies that took place in the last fiscal year.

The second quarter of fiscal 2004 reported a net income of $2.1 million, compared to a net income of $1.8 million for the second quarter of last year. The diluted earnings per share of $0.12 in the current quarter compares to a diluted earnings per share of $0.10 for the second quarter of last year.

Sales for the six months ended March 31, 2004 were $104.7 million, an increase of 14.9% over the previous year. Expenses, excluding amortization of intangibles, and in-process research and development expense increased by 13.1% to $75.2 million for the first six months of fiscal 2004 compared to the prior year. Net income for the current six month period was $0.8 million resulting in a diluted earnings per share of $0.04, compared to net income of $3.8 million and diluted earnings per share of $0.21 last year.

Adjusted net income for the current six months was $11.3 million compared to $11.0 million for the six months ended March 31, 2003. Adjusted diluted earnings per share for the current six months, based on adjusted net income, was $0.64 compared to $0.61 for the prior year.

Total assets as at March 31, 2004 were $368.4 million, compared to $366.5 million as at December 31, 2003. The Company’s cash position, including short-term investments, was $116.9 million as at March 31, 2004. Cash flow generated from operations for the current quarter was $3.7 million. Deferred revenue was higher at $65.3 million, up from $56.5 million as at December 31, 2003.

In accordance with Canadian generally accepted accounting principles, the Company reported a net income of $1.5 million and diluted earnings per share of $0.09 for the quarter ended March 31, 2004, compared to a net income of $2.5 million and diluted earnings per share of $0.14 for the same period last year. For the current six month period, the Company reported a net loss of $0.5 million and a diluted loss per share of $0.03, compared to a net income of $3.2 million and diluted earnings per share of $0.18 for the first six months of fiscal 2003.

“Hummingbird’s second quarter results confirm that our investments in enterprise content management solutions are yielding sustained top line revenue and earnings growth,” said Fred Sorkin, Hummingbird Chairman and CEO. “We remain focused on generating incremental value through targeted enterprise content management solutions and by fostering customer loyalty initiatives that yield recurring revenue from our installed base. Coupled with our growth strategy, we are also making investments designed to achieve operational efficiencies through prudent management of our cost structure.”

Operational Highlights

During the quarter the company has successfully delivered on a number of important initiatives.

Key operational highlights include:

Delivery of Hummingbird Enterprise™ 2004

The release of Hummingbird Enterprise 2004 is a major advancement in the functionality and the level of integration between our content enabling technologies. Hummingbird Enterprise 2004 provides customers with a strong foundation to build process centric, scalable enterprise content management solutions that incorporate the following key enhancements:

•	New Workflow Engine empowering users to easily define, apply business logic and automate repetitive processes.

•	Bridges both structured and unstructured business content by integrating the Hummingbird BI reporting tool into Hummingbird Enterprise 2004.

•	Automates processes for managing e-mail as a mission-critical component of enterprise business content.

•	Extended functionality for mobile users that provide access to the full suite of Hummingbird Enterprise functionality from a wide range of mobile devices, such as Smart Phones and PDAs.

•	Secure Instant Messaging (IM) and presence management capabilities that capture content in real time and preserve the context of discussions in a secure manner.

•	Enhanced Web Top Client enabling access to all of Hummingbird’s content management technologies through dynamic views.

•	Performance and scalability improvements that deliver scalable performance for both centralized and distributed deployments at the lowest cost of ownership.

Highly Successful Summit 2004

Summit 2004, Hummingbird’s annual worldwide users conference was held this year in Hollywood Florida. Hummingbird customers and partners, sponsors and exhibitors from around the world, were able to network with their peers and gain valuable insights into Hummingbird’s strategic technology direction and new portfolio of business solutions. Hummingbird formally launched Hummingbird Enterprise 2004 at Summit, announced strategic partnerships and showcased a number of innovative solutions built by the company’s valued network of partners and customers.

Awards and Recognition

Hummingbird won the Network Computing Editor’s Choice Award for integrated document management systems. Announced in the March 18, 2004 edition in an article entitled “Document Management Systems — Averting Document Disaster”, Network Computing tested and evaluated a number of leading vendor offerings and recognized Hummingbird Enterprise for its complete and integrated content and records management solution. This award underscores Hummingbird’s continuing commitment to providing customers with an industry-leading suite of knowledge-enabling technologies that enable corporations and governments worldwide to manage business content throughout the entire lifecycle, streamline business processes, and optimize knowledge transfer across the enterprise, at the lowest total cost of ownership.

Strengthening market leadership in the legal vertical market

Hummingbird’s integrated suite of knowledge-enabling technologies serves more than 1,000 legal firms globally. Hummingbird is the leading vendor to top grossing law firms globally. According to the Eighth Annual AmLaw Tech Survey 2003, 54% of the 200 top-grossing U.S. law firms use the Hummingbird document management solution, more than any other document management software provider. Hummingbird’s advanced document and content management solution has achieved this honor for five consecutive years. Hummingbird Enterprise 2004 for Legal delivers incremental value to customers in the legal market segment by providing an integrated suite of practice management solutions that builds on the diverse installed base of document management deployments.

Continued market leadership in the Government Sector

Hummingbird continues to enjoy robust growth within all levels of government globally as the demand for compliance, correspondence and records management solutions is increasing within the Federal, State and Local Government markets in the US, Canada, UK and Australia.

Accelerated Growth in the Financial and Manufacturing Market Segments

Hummingbird is also generating incremental growth in new customers and revenue by targeting the financial and manufacturing markets. For example, Inco’s Capital Projects group has implemented a solution to access and control engineering documents and information received from outside consultants with an electronic transmittal tracking system, streamlining their corporate approval requisition process and enhancing operational efficiencies.

About Hummingbird

Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing approximately 1430 people in nearly 40 offices around the world. Hummingbird’s revolutionary Hummingbird Enterprise™, an integrated information and knowledge management solution suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise™ creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company’s capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company’s ability to secure underwriting support and attract investors to its stock; the Company’s ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company’s ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company’s ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company’s ability to hire, train, and retain highly qualified personnel; the Company’s reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company’s various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts:

Inder Duggal Chief Financial Officer Hummingbird Ltd. Tel: 416 496-2200 ext. 2205 Fax: 416 496-2207 inder.duggal@hummingbird.com	Michele Stevenson Corporate Communications Manager Hummingbird Ltd. Tel: 416 496-2200 ext. 2263 Fax: 416 496-2207 michele.stevenson@hummingbird.com

Document 2

FOR IMMEDIATE RELEASE

Hummingbird Announces the Appointment of Two Additional Independent Board Members to its Board of Directors

Toronto – April 20, 2004 — Hummingbird Ltd. (TSX: “HUM” and NASDAQ: “HUMC”), a leading global provider of integrated enterprise content management (ECM) solutions, today announced the appointment of Mr. Stephen A. Crane and Mr. Jack Langer as independent Board Members on the Hummingbird Board of Directors.

Mr. Crane is Chairman and Chief Executive Officer of AlphaStar Insurance Group Limited. Mr. Crane also serves as Member of the Board of AlphaStar Insurance Company and First Security Benefit and Life Insurance & Annuity Company. Mr. Crane holds degrees from Princeton University and the Harvard Graduate School of Business Administration.

Mr. Langer is a Member of the Board of Directors for Spanish Broadcasting System, Inc. and Atlantic Broadband Corporation. He also serves as Chairman of Compensation Committee and is an Audit Committee member of Spanish Broadcasting System, Inc. Mr. Langer also served in a senior executive capacity as an investment banker with Lehman Brothers, Inc., Bankers Trust & Company, and Kidder Peabody & Company, Inc. Mr. Langer holds degrees from Yale College and Harvard Graduate School of Business Administration.

“We are privileged and pleased to have two such distinguished, highly experienced and respected executives added to our Board as independent Board members” said Fred Sorkin, Hummingbird Chairman and Chief Executive Officer “Mr. Crane and Mr. Langer will complement our diverse Board, provide us with invaluable guidance, add additional depth and help us meet corporate governance and legislative requirements relating to compliance. The Hummingbird Board now consists of a total of eight members, of which five are independent” added Sorkin.

About Hummingbird

Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing approximately 1430 people in nearly 40 offices around the world. Hummingbird’s revolutionary Hummingbird Enterprise™, an integrated information and knowledge management solution suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise™ creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company’s capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company’s ability to secure underwriting support and attract investors to its stock; the Company’s ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company’s ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company’s ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company’s ability to hire, train, and retain highly qualified personnel; the Company’s reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company’s various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts:

Inder Duggal Chief Financial Officer Hummingbird Ltd. Tel: 416 496-2200 ext. 2205 Fax: 416 496-2207 inder.duggal@hummingbird.com	Michele Stevenson Corporate Communications Manager Hummingbird Ltd. Tel: 416 496-2200 ext. 2263 Fax: 416 496-2207 michele.stevenson@hummingbird.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hummingbird Ltd.

(Registrant)

Date:	April 26, 2004	By:	/s/ Inder P.S. Duggal

(Signature)
Inder P.S. Duggal
Chief Financial Officer and Chief Controller